UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.__)


                           SEABULK INTERNATIONAL INC.
                                (Name of issuer)


                     Common Stock, $.01 Par Value Per Share
                         (Title of class of securities)


                                    81169P101
                                 (CUSIP number)


                              Arthur H. Amron, Esq.
                               Wexford Capital LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                 April 15, 2002
     ----------------------------------------------------------------------
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.




                               Page 1 of 15 Pages

CUSIP No. 81169P101


-------------------------------------------------------------------------------
1.       Names of Reporting Persons.             Wexford Spectrum Investors LLC
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)



--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO



--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                           Delaware



--------------------------------------------------------------------------------
   Number of Shares   7. Sole Voting Power                                     0
   Beneficially
                     ----------------------------------------------------------
   Owned by Each      8.Shared Voting Power (see Item 5 below)           179,935
   Reporting
                     ----------------------------------------------------------
   Person With        9. Sole Dispositive Power                                0

                     10.Shared Dispositive Power (see Item 5 below)      179,935

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  179,935

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                1.71%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO
--------------------------------------------------------------------------------

                               Page 2 of 15 Pages

CUSIP No. 81169P101


--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                     Valentis Investors, LLC
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)



--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO



--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                           Delaware



--------------------------------------------------------------------------------
   Number of Shares  7. Sole Voting Power                                     0
   Beneficially
                     ----------------------------------------------------------
   Owned by Each     8. Shared Voting Power (see Item 5 below)          180,000
   Reporting
                     ----------------------------------------------------------
   Person With       9. Sole Dispositive Power                                0

                    10.Shared Dispositive Power (see Item 5 below)      180,000

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                 180,000

--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                  [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               1.71%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                         CO

-------------------------------------------------------------------------------


                               Page 3 of 15 Pages

CUSIP No. 81169P101

--------------------------------------------------------------------------------

1.       Names of Reporting Persons.                              Solitair Corp.
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)



--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO



--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                           Delaware



--------------------------------------------------------------------------------
   Number of Shares  7. Sole Voting Power
   Beneficially                                                                0
                     -----------------------------------------------------------
   Owned by Each     8. Shared Voting Power (see Item 5 below)
   Reporting                                                             180,000
                     -----------------------------------------------------------
   Person With       9. Sole Dispositive Power
                                                                               0
                     -----------------------------------------------------------
                     10.Shared Dispositive Power (see Item 5 below)      180,000

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person

                                                                         180,000
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)                1.71%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO
--------------------------------------------------------------------------------


                               Page 4 of 15 Pages

CUSIP No. 81169P101


--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                        Taurus Investors LLC
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)



--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO



--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                           Delaware



--------------------------------------------------------------------------------
   Number of Shares  7. Sole Voting Power
   Beneficially                                                                0
                     -----------------------------------------------------------
   Owned by Each     8. Shared Voting Power (see Item 5 below)
   Reporting                                                           1,618,166
                     -----------------------------------------------------------
   Person With       9. Sole Dispositive Power
                                                                         0
                     -----------------------------------------------------------
                     10.Shared Dispositive Power (see Item 5 below)    1,618,166

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person

                                                                       1,618,166
--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               15.40%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO
--------------------------------------------------------------------------------


                               Page 5 of 15 Pages

CUSIP No. 81169P101


--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                         Charles E. Davidson
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)



--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO



--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                      United States



--------------------------------------------------------------------------------
   Number of Shares  7. Sole Voting Power                                      0
    Beneficially
                     -----------------------------------------------------------
   Owned by Each     8. Shared Voting Power (see Item 5 below)         2,158,101
    Reporting
                     -----------------------------------------------------------
   Person With       9. Sole Dispositive Power                                 0

                     10.Shared Dispositive Power (see Item 5 below)    2,158,101

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,158,101


--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               20.54%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          IN
--------------------------------------------------------------------------------


                               Page 6 of 15 Pages

CUSIP No. 81169P101


--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                            Joseph M. Jacobs
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)



--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO



--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                      United States



--------------------------------------------------------------------------------
   Number of Shares  7. Sole Voting Power                                      0
   Beneficially
                     -----------------------------------------------------------
   Owned by Each     8. Shared Voting Power (see Item 5 below)         2,158,101
   Reporting
                     -----------------------------------------------------------
   Person With       9. Sole Dispositive Power                                 0

                     10.Shared Dispositive Power (see Item 5 below)    2,158,101

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,158,101


--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               20.54%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          IN
--------------------------------------------------------------------------------


                               Page 7 of 15 Pages

CUSIP No. 81169P101


--------------------------------------------------------------------------------
1.       Names of Reporting Persons.                         Wexford Capital LLC
         I.R.S. Identification Nos.
         of Above Persons (entities only)
         (Intentionally Omitted)



--------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]


--------------------------------------------------------------------------------
3.       SEC Use Only


--------------------------------------------------------------------------------
4.       Source of Funds (See Instructions)                                   OO



--------------------------------------------------------------------------------
5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization                        Connecticut



--------------------------------------------------------------------------------
   Number of Shares  7.Sole Voting Power                                       0
   Beneficially
                     -----------------------------------------------------------
   Owned by Each     8.Shared Voting Power (see Item 5 below)          2,158,101
   Reporting
                     -----------------------------------------------------------
   Person With       9.Sole Dispositive Power                                  0

                    10.Shared Dispositive Power (see Item 5 below)     2,158,101

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,158,101


--------------------------------------------------------------------------------
12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


--------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)               20.54%


--------------------------------------------------------------------------------
14.      Type of Reporting Person (See Instructions)                          CO
--------------------------------------------------------------------------------


                               Page 8 of 15 Pages

Item 1.  Security and Issuer.
         --------------------
         This Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Seabulk International Inc. (the "Company"). The principal executive offices of the Company are located at 2200 Eller Drive, P.O. Box 13038, Fort Lauderdale, Florida 33316.

Item 2.  Identity and Background.
         ------------------------
         (a) This Schedule 13D is being jointly filed by (i) Wexford Spectrum Investors LLC, a Delaware limited liability company ("Wexford Spectrum"), (ii) Valentis Investors, LLC, a Delaware limited liability company ("Valentis"), (iii) Solitair Corp., a Delaware corporation ("Solitair"), (iv) Taurus Investors, LLC, a Delaware limited liability company ("Taurus", and together with Wexford Spectrum, Valentis and Solitair, the "Stockholders"), (v) Wexford Capital LLC, a Connecticut limited liability company ("Wexford Capital"), (vi) Charles E. Davidson and (vii) Joseph M. Jacobs (the individuals and entities referred to above, collectively, the "Reporting Persons").

         (b) The principal business and office address for the Reporting Persons is c/o Wexford Capital LLC, 411 West Putnam Avenue, Suite 125, Greenwich, Connecticut 06930.

         (c) Each of Wexford Spectrum, Valentis and Taurus is a Delaware limited liability company, the members of which are private investment funds. Each of Wexford Spectrum, Valentis and Taurus was organized for the purpose of making various investments.

                  Solitair is a Delaware corporation, owned 100% by private investment funds.

                  Wexford Capital, a Connecticut limited liability company, is a registered Investment Advisor and the investment advisor to the Stockholders. Wexford Capital also serves as an investment advisor or sub- advisor to the members of Wexford Spectrum, Valentis and Taurus and the majority stockholder of Solitair.

                  Charles E. Davidson, a United States citizen, is chairman, a managing member and a controlling member of Wexford Capital. Mr. Davidson is a controlling person or an investor in a number of private companies, including certain members of Wexford Spectrum, Valentis and Taurus and the majority stockholder of Solitair.

                  Joseph M. Jacobs, a United States citizen, is president, a managing member and a controlling member of Wexford Capital. Mr. Jacobs is a controlling person or an investor in a number of private companies, including certain members of Wexford Spectrum, Valentis and Taurus and the majority stockholder of Solitair.

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         On April 15, 2002, Taurus purchased 1,618,166 shares of Common Stock at $4.85 per share, for a total of $7,848,115. The source of funds for the purchase was primarily private investment capital, with a small portion being funded through an interim margin loan. Prior to April 15, 2002, the other Stockholders had purchased an aggregate

                               Page 9 of 15 Pages
of 538,935 shares of Common Stock, which purchases were previously reported on a
Schedule 13G filed by the Reporting Persons (other than Taurus) with the Commission on March 30, 2001.

         Except as stated above, no part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Common Stock.

Item 4.  Purpose of Transaction.

         The Reporting Persons consider the acquisition and ownership of the Common Stock to be an investment.

         Subject to the availability of Common Stock at prices deemed favorable by the Reporting Persons, the Reporting Persons' liquidity, the financial condition and results of operations of the Company, and general economic and market conditions prevailing at the time, the Reporting Persons reserve the right to, and may in the future, purchase additional Common Stock from time to time in the open market, through privately negotiated transactions, or otherwise.

         Except as set forth above, none of the Reporting Persons have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its securities,
(c) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company,
(f) any other material change in the Company's business or corporate structure,
(g) changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of the securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to any of those enumerated above. However, Wexford retains its rights to modify its plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Company and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         The Reporting Persons may be deemed to own beneficially the respective percentages and numbers of shares of Common Stock set forth below (on the basis of 10,505,017 shares of Common Stock issued and outstanding on March 29, 2002, as reported in the Company's Form 10-K for the year ended December 31, 2001).

         Wexford Spectrum Investors, LLC
         (a)      Amount beneficially owned:  179,935

         (b)      Percent of class: 1.71%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 179,935

                  (iii) Sole power to dispose or to direct the disposition of: 0

                               Page 10 of 15 Pages

                  (iv)  Shared power to dispose or to direct the disposition of:
                        179,935

         Valentis Investors, LLC
         (a)      Amount beneficially owned: 180,000

         (b)      Percent of class: 1.71%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 180,000

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        180,000

         Solitair Corp.
         (a)      Amount beneficially owned: 180,000

         (b)      Percent of class: 1.71%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 180,000

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        180,000

         Taurus Investors LLC
         (a)      Amount beneficially owned: 1,618,166

         (b)      Percent of class: 15.40%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 1,618,166

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        1,618,166


                               Page 11 of 15 Pages

         Charles E. Davidson
         (a)      Amount beneficially owned: 2,158,101

         (b)      Percent of class: 20.54%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 2,158,101

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        2,158,101

         Joseph M. Jacobs
         (a)      Amount beneficially owned: 2,158,101

         (b)      Percent of class: 20.54%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 2,158,101

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        2,158,101

         Wexford Capital LLC
         (a)      Amount beneficially owned: 2,158,101

         (b)      Percent of class: 20.54%

         (c)      Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote: 0

                  (ii)  Shared power to vote or to direct the vote: 2,158,101

                  (iii) Sole power to dispose or to direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        2,158,101

         Wexford Capital may, by reason of its status as investment advisor to the Stockholders, be deemed to own beneficially the shares of Common Stock of which the Stockholders possess beneficial ownership. In addition, three of the four directors of Solitair are members of Wexford Capital.


                              Page 12 of 15 Pages

         Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Capital, be deemed to own beneficially the shares of Common Stock of which the Stockholders possess beneficial ownership.

         Each of Charles E. Davidson, Joseph M. Jacobs and Wexford Capital shares the power to vote and to dispose of the shares of Common Stock beneficially owned by the Stockholders.

         Except as set forth above, the Reporting Persons have not effected any transactions in the Common Stock during the 60 days preceding the date of this
Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships, with Respect to Securities of the Issuer.

         None of the Reporting Persons are a party to any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, any agreement concerning (i) transfer or voting of any securities of the Company, (ii) finder's fees, (iii) joint venture, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits, (vii) divisions of profits or losses, or
(viii) the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Joint Filing Agreement.

                                                   *  *  *  *  *

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2002

                                             WEXFORD SPECTRUM INVESTORS LLC

                                             By:      /S/ ARTHUR H. AMRON
                                                      -------------------
                                                      Name:  Arthur H. Amron
                                                      Title:   Vice President


                                             VALENTIS INVESTORS, LLC

                                             By:      /S/ ARTHUR H. AMRON
                                                      -------------------
                                                      Name:  Arthur H. Amron
                                                      Title:   Vice President


                                             TAURUS INVESTORS LLC

                                             By:      /S/ ARTHUR H. AMRON
                                                      -------------------
                                                      Name:  Arthur H. Amron
                                                      Title:   Vice President

                               Page 13 of 15 Pages

                                     SOLITAIR CORP.

                                     By:      /S/ ARTHUR H. AMRON
                                              -------------------
                                              Name:  Arthur H. Amron
                                              Title:   Vice President

                                     WEXFORD CAPITAL LLC

                                     By:      /S/ ARTHUR H. AMRON
                                              -------------------
                                              Name:  Arthur H. Amron
                                              Title:   Principal and Secretary


                                     /S/ CHARLES E. DAVIDSON
                                     -----------------------
                                     CHARLES E. DAVIDSON


                                     /S/ JOSEPH M. JACOBS
                                     --------------------
                                     JOSEPH M. JACOBS

                               Page 14 of 15 Pages